                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                              SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                        The Securities Exchange Act of 1934

                               CONVERGE GLOBAL, INC.
                  ----------------------------------------------
                  (Name of Small Business Issuer in its charter)

          Utah                                       87-0426858
---------------------------------          ---------------------------------
  (State or Other Jurisdiction             (IRS Employer Identification No.)
of Incorporation or Organization)

233 Wilshire Boulevard, Suite 930, Santa Monica, California       90401
------------------------------------------------------------------------------
(Address of principal executive offices)                        (Zip Code)

                               (310) 434-1974
             ------------------------------------------------
             (Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

     Title of each class                    Name of each exchange on which
     to be so registered                    each class is to be registered
     -------------------                    ------------------------------
            None                                       None
         ----------                                 ----------
         ----------                                 ----------

Securities to be registered pursuant to section 12(g) of the Act:

         Common Stock, par value $.001
         -----------------------------
         (Title of Class)

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         A.       BUSINESS DEVELOPMENT

                  1.       FORM AND YEAR OF ORGANIZATION

         The corporation was incorporated under the laws of the State of Utah, on October 4, 1985, under the name of Mormon Mint, Inc. The corporation was originally organized to manufacture and market commemorative medallions as related to the Church of Jesus Christ of Latter Day Saints, the "Mormons." The company was inactive for ten years. In 1998, the Company changed its name to Capital Placement Specialists, Inc. as it began to seek new business opportunities.

            Pursuant to an Acquisition Agreement, dated January 5, 1999, Bekam Investments, Ltd.("Bekam") acquired one hundred percent (100%)of the common shares of the company at that time; or 2,430,000 shares. Bekam subsequently spun off the company by contributing the shares to the treasury of the Company. The Company then changed its name to Converge Global, Inc. Converge Global, Inc. ("Converge" or the "Company") currently trades on the OTC Bulletin Board under the trading symbol: CVRG.

         B.       BUSINESS OF ISSUER

         The Company's business is focused in the globally emerging electronic commerce ("e-commerce") industry. The Company is in the process of building specialty portals catering to niche market segments, as well as building a market that provides complete e-commerce solutions to other businesses. The Company plans to provide these e-commerce solutions with specific emphasis on audio and video delivery over the Internet. The Company's Internet address is: WWW.CONVERGECOM.COM.

                  1.       PRINCIPAL PRODUCTS AND THE MARKET.

THE MARKET

THE INTERNET

         International Data Corporation estimates that the number of users accessing the Web will grow from 28 million in 1996 to 175 million in 2001 and that the amount of commerce conducted over the Web will increase from approximately $2.6 billion in 1996 to $220 billion in 2001. Growth in Internet usage has been fueled by a number of factors, including the large and growing base of personal computers installed in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among consumer and trade customers.

         The emergence of the Internet as a significant communications medium is driving the development and adoption of Web content and commerce applications that offer both convenience and value to consumers, as well as unique marketing opportunities and reduced operating costs to business. A growing number of consumer and trade customers have begun to conduct business on the Internet including paying bills, booking airline tickets, trading securities and purchasing consumer goods (e.g., personal computers, consumer electronics, compact disks, books, groceries and vehicles). Moreover, online transactions can be faster, less expensive, more accurate and convenient than transactions conducted through a human intermediary.

THE PRODUCTS

         The following is a summary of the Company's products and services which evidence the Company's recent shift in creation and development of Internet niche portals, with an emphasis on special Internet web sites. The Company is in the process of developing audio and video delivery over the Internet. By leveraging its well-established marketing and technical expertise, along with constantly updated content and technology supplied or procured by its proven team of experts, the Company will design and implement each portal to meet the tastes, interests and demands of its target audiences. By positioning its portals as leading-edge, comprehensive communities, and by extending the Company's status through a portfolio of credible and relevant consumer-based content, features, products and services, the Company believes it will establish its portals as mandatory destinations for targeted consumers. Leading to ever-increasing base of sales and earnings. As a result, Converge believes it will achieve a significant market valuation through subsequent offerings of its equity securities, or by selling the Company to a major force on the Internet, communications, entertainment or consumer products industries. The Internet Technology ("IT") industry is witnessing the onset of an e-commerce explosion. Price Waterhouse in it's "Annual Technology Forecast" predicts that by 2002, e-commerce is anticipated to generate $94 billion in revenues. Further industry projections anticipate a significant influx of e-merchants will flock to the Internet in 2000. In fact, by 2003 over 400,000 US based e-merchants will have a presence on the World Wide Web. That is a 20 fold increase from current figures reporting 17,500 on line e-merchants. The majority of these e-merchants realize the advantages of portals, such as they once realized the need to be in commercial districts and shopping centers. The key to survival for merchants was Location, Location, Location. As we reach the dawn of a new millennium, the trend is quickly becoming Portals, Portals, Portals.

E-MERCHANTS

         One of the Company's services is providing E-Merchant services. E-Merchants are increasingly realizing the ease of conducting business on the World Wide Web. Becoming an e-merchant is no longer a choice, but rather a critical component of survival in the business world. Had this necessity been realized, small bookstores, brokerage firms and travel agencies would not have suffered drastic losses in revenues to their Internet savvy competitors such as Amazon.com, E-trade and Travelocity.com. According to a report published by Keenan Vision, there are approximately 17,500 e-merchants on line and over 5 million offline merchants in the US alone, who currently use credit cards to process payments. The growth opportunity is spectacular, with millions of potential e-merchants across the globe increasing everyday.

         The promise of reaching more customers, increasing productivity and ultimately resulting in increased profits will attract even the smallest business owners to portal infrastructures.

         Similar to searching and investigating for a good location and storefront, E-Merchants will be searching for the right portal most suitable to reach their specific market. We are witnessing the gap narrow between the real world and the virtual world. Converge has packaged together technology and services that can assist any entrepreneur into an e-merchant with little effort. Converge develops portal site for specific niche market where the Internet user quickly reach his destination of choice or have more options available to him in the same niche areas.

PORTAL SERVICES

         Portals are defined as Internet infrastructures serving as entry points and destinations for on line users. Currently, existing portals can be overwhelming for the end user. The unavoidable portals control the sales and marketing channels that reach on line consumers. Converge develops high quality, attractive, easy to navigate specialty portals with user friendly interface programmed with the most amateur Internet user in mind.

         Often many E-Merchants risk drowning in vast search engines. What happens to the speciality web site offering unique products and services? What happens to the e-merchants catering exclusively to a particular demographical group?

         "Internet Portals will lead the E-Merchant stampede in 1999. Portals are better positioned than other infrastructure players to take advantage of the e-merchant market," states the Keenan Vision newsletter. The report predicts the revenue opportunities resulting from the e-merchant stampede to portals with the same enthusiasm as the cries of `Gold!' during the California Gold Rush of 150 years ago!

         Electronic commerce is a proven opportunity. Ensuring success and avoiding failure in this opportunity can be as simple as choosing the wrong portal. Thus, Converge is an inevitable phenomenon drastically changing the face of commerce.

          Converge is strategically positioned for this demand by developing and implementing niche portals.

                  2.       DISTRIBUTION

         As discussed above, the Company's products and services are all distributed via the Internet. The Company's intention is to increase awareness and distribution of its products and site through both mainstream marketing (billboards, radio, television, etc.) and Internet marketing (listing in various search engines, banner ads on various sites, etc.)

                  3.       STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR
SERVICE.

                  The Company feels that with the increase in bandwidth through channels such as Cable Modems and DSL, the Internet is going to allow for more efficient distribution of multimedia such as video and audio. It is the Company's intention to produce and broadcast audio/video productions over the Internet through its Webfomercials.

                  4.       COMPETITION.

         The online commerce industry, particularly on the Internet, is new, rapidly evolving and intensely competitive, which the Company expects to intensify in the future. Barriers to entry are minimal, allowing current and new competitors to launch new Web sites at a relatively low cost. The company currently or potentially competes with other companies which have e-commerce websites. These competitors include Broadcast.Com, Amazon.com and Yahoo!

                  5. SOURCES AND AVAILABILITY OF INFORMATION AND PRINCIPAL SUPPLIERS.

         The majority of the content and development of products is done internally. The sites are hosted through various Internet Service Providers.

                  6.       DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS.

         Not applicable.

                  7. PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS AND/OR LABOR CONTRACTS.

         The Company filed its trademark application for the trademark "Webfomercials" with the Patent and Trademark Office and is awaiting registration of the mark. It has also applied to trademark its slogans "solutions for the e-conomy" as well as "man's final destination."

                  8.       GOVERNMENT APPROVAL.

         No government approval is required for any of the Company's current products or services.

                  9.       EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT
REGULATIONS.

         None.

                  10.      RESEARCH AND DEVELOPMENT COSTS

         Development costs are being absorbed since most of the research and development is done internally by Converge's team. Any additional work incapable of being completed by the Company will be sent to independent contractors.

                  11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

         The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

                  12.      EMPLOYEES

         As of the date hereof, the Company employs 8 full-time employees and 1 part-time employee. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. Long term, the Company will attempt to hire additional employees as needed based on its growth rate.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS

         The following table sets forth, for the years indicated, selected financial information for the Company:


------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

                                                   THREE MONTHS ENDED            YEAR ENDED
                                                             MARCH 31           DECEMBER 31
                                                          (UNAUDITED)            (AUDITED)

                                                    1999         1998         1998         1999
Total revenue                                        ---          ---          ---          ---

Cost of revenue                                      ---          ---          ---          ---

Gross profit                                         ---          ---          ---          ---

General, administrative, and selling expenses     $ 154,721       ---          ---       $ 26,110

Income (loss) from operations                     $(154,721)      ---          ---       $(26,110)

Interest expense                                     ---          ---          ---          ---

Other expense                                        ---          ---          ---          ---

Income (loss) before taxes                        $(154,721)      ---           ---       $(26,110)

Taxes on income                                      $  800       ---           ---         ---

Net income (loss)                                 $(155,521)      ---           ---       $(26,110)
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

THREE MONTHS ENDED MARCH 31, 1999 UNAUDITED AS COMPARED TO THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)

         REVENUES.  The Company has not generated any revenues since inception.

         GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES.

         The Company expended $154,721 for general and administrative expenses for the three months ended March 31, 1999 as compared to zero general and administrative expenses generated for the same period in 1998. These costs were for development of technology for e-commerce.

         LOSS FROM OPERATIONS.

         The Company has $155,521 net loss for the three months ended March 31, 1999 as compared to the three months ended March 31, 1998 where the Company had no losses from operations.

         INTEREST EXPENSE.

         The Company did not generate any interest expense in the three months ended in March 31, 1999 or March 31, 1998.

         OTHER EXPENSE.

         None.

         INCOME (LOSS) BEFORE TAXES.

         None.

         TAXES ON INCOME.

         The Company paid its annual tax of $800 in period ending March 31, 1999. No income tax was paid for the same period in 1998, as the Company was dormant for that time.

         NET INCOME/LOSS.

         The Company experienced a net loss of $155,521 as of three months ended March 31, 1999 as compared to neither a net loss or gain for the same period in 1998.

FISCAL YEAR ENDED DECEMBER 31, 1998 (AUDITED) AS COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997 (AUDITED)

         REVENUES.  The Company has not generated revenues since inception.

         GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES.

         The Company had no general, administrative and/or selling expenses for the year ended December 31, 1998 as compared to $26,110 in selling, general and administrative expenses generated for the same period in 1997 which were for services rendered by an individual consultant to the Company.

         INTEREST EXPENSE.

         None.

         OTHER EXPENSE.

         None.

         INTEREST EXPENSE.

         None.

         OTHER EXPENSE.

         None.

         INCOME (LOSS) BEFORE TAXES.

         The Company has no income loss before taxes for the year ended December 31, 1998 since the Company had no revenues or expenses. The Company had a $26,110 loss before income taxes for the same period in 1997.

         TAXES ON INCOME.

         None.

         NET INCOME/LOSS.

         The Company experienced a net loss of $155,521 as of three months ended December 31, 1998 as compared to neither a net loss or gain for the same period in 1998.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has received no venture capital investment. The Company concluded an offering under Rule 504 of Regulation D. Under this offering the Company raised $25,000 and issued 2,000,000 options to purchase shares of its common stock at an exercise price of $0.10 each. These options were exercised on March 30, 1999, May 7, 1997 and June 1999, raising $200,000.

         Throughout its history the Company had employed a variety of methods for diversifying its operations and pursuing its strategic and business objectives without pulling badly needed capital from its on-going operations, or incurring onerous overhead and financing obligations. These have included licenses, joint-ventures, and even counter-trade (technologies for technologies) mechanisms as part of this diversification methodology.

         As of June 30, 1998, the Company had no appreciable short or long-term debt and had been reorganized to prepare for future business.

         The Company does not believe that inflation has had a significant impact on its operations since inception of the Company.

SUBSIDIARIES

         On February 5, 1999, the Articles of Incorporation for Gearz.com, Inc. ("Gearz.com") were filed with the California secretary of State. The directors of the company are Imran Husain and Samar Khan.

         Gearz.com is a wholly owned subsidiary of Converge whereby Converge holds 1,000,000 shares of common stock of this Company. Gearz.com is a portal site geared towards mens' interest. The target group ranges from ages 18-45 with interests in finance, travel, entertainment, fashion and electronics. Gearz.com considers itself as a "iVillage.com" or "woman.com" portal site for men.

         On April 30, 1999, Converge became a 50% shareholder of
Liquidationbid.com, Inc. ("Liquidationbid") whereby Converge holds 1,000,000 shares of common stock of Liquidationbid. Mr. Imran Husain serves as the President and Director of Liquidationbid.

          Liquidationbid is in the business of global business-to-business auctioning and bartering exchange. It assists corporate clients in auctioning or bartering excess inventory or, in case of liquidation, selling of assets, inventories to highest bidder in an efficient and cost-effective manner.

YEAR 2000

         The Company has developed and acquired its computer systems with an objective to be Year 2000 compliant. The Company has engaged the services of qualified technicians to determine the extent to which it may be vulnerable to third party Year 2000 issues. As a relatively new corporation, all computer equipment purchased, in August 1997 and August 1998, is Year 2000 compliant. The internal software written by The Company's programmers is written with the long-date format included and consequently is Year 2000 compliant. The Company uses Microsoft software and has installed all the available "patches" to up-date this software. Further, Microsoft "patches" will be installed as they become available from Microsoft in 1999, but this affects less than 20% of the Company's software and does not impact on the on-going operation of the Company.

         The Company has assessed and continues to asses whether its information and non-information technology systems will be effected by the Year 2000 issues. The Company has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all are in the process of becoming Year 2000 compliant in 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue The Company into the Year 2000, however, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, The Company has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations. Based upon current information, The Company does not believe that the costs associated with Year 2000 compliance is material for the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

         The main administrative offices of the Company are located at 233 Wilshire Boulevard, Suite 930, Santa Monica, California 90401.

         The Company has sub-leased these premises from Manhattan West, Inc., for a period of three (3) years. The sublease payments are due on the first day of each month at approximately $4,400.00 per month. All utilities and staff expenses are borne by the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of the date hereof and as adjusted to reflect the sale of the Shares offered hereby by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company,
(iii) each officer of the Company, and (iv) all directors and officers as a group.

----------------------------------------------------------------------------------------------------
Title of       Names and                       Amount and                Percent of Outstanding
 Class         Address of                       Nature of            Common Stock Beneficially Owned
               Beneficial                      Beneficial
               Owner                           Ownership
----------------------------------------------------------------------------------------------------

Common         Imran Husain                    1,000,000(1)                     6.32%
Shares         10560 Wilshire Boulevard        Director/
               Unit No. 704                     Officer
               Los Angeles, CA 90024

Common         Samar Khan                       1,000,000(2)                    6.32%
Shares         1233 San Vicente Boulevard       Secretary/
               Santa Monica, CA 90401           Treasurer

Common         Reza Rahman                       25,000                        .0044%
Shares         6917 Valley View Lane, 254       Director
               Irving, TX 75039

Common         Montague Securities              3,400,000                      17.58%
Shares         International, Ltd.
               Saffrey Square
               Bay Street and Bank Lane
               P.O. Box N-8303
               Nassau, N.P., The Bahamas

----------------------------------------------------------------------------------------------------

               All officers and directors as a group (3 persons)   2,025,000      32%

----------------------------------------------------------------------------------------------------

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS






--------------------------------
          (1) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mr. Husain under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.


          (2) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mrs. Khan under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.

     The directors and officers of the Company are as follows:

     NAME                         AGE             OFFICE
-------------------------------------------------------------------------
         Imran Husain             32           President, Chief Executive
                                               Officer and Director

         Samar Khan               27           Secretary, Treasurer

         Reza Rahman              32           Director

-------------------------------------------------------------------------

IMRAN HUSAIN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Imran Husain is President, Chief Executive Officer and Director of Converge Global, Inc. Mr. Husain holds a B.S. in Science Florida International University.

SAMAR KHAN, SECRETARY AND TREASURER. Ms. Samar Khan has been involved with corporate consulting since May, 1997. Ms. Khan has worked with GTI Partners, a corporate consulting firm for one year. Ms. Khan was employed as an office manager at Tansa Group, a public relations firm in Anaheim Hills, California from 1993-1996. She attended California State
University at Pomona from 1989-1991, taking courses in business and accounting.

REZA RAHMAN, DIRECTOR. Reza Rahman has been employed by Nokia Mobile Phones, Inc. since 1995, a leader in the mobile phone manufacturing industry based in Irving, Texas. As a customer satisfaction manager, his responsibilities include measuring and analyzing key customer dissatisfaction issues, managing resolution efforts and communicating lessons learned to other business units. He is also responsible for developing and implementing strategies to improve market share and has improved the Customer Satisfaction Index by a factor of 75 percent in nine months. Mr. Rahman holds a B.S. in Industrial Engineering from the University of Texas at Arlington.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table and attached notes sets forth the compensation of the Company's executive officers and directors during each of the fiscal years since inception of the Company. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance, reimbursement of expense, and other benefits provided to such individual that are extended in connection with the ordinary conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation.

         The following table sets forth all compensation scheduled to be received for services rendered to the Company in all capacities during the 1998-99 fiscal year by those persons who are the Company's officers and directors.

         Name and                   Annual Compensation       Long Term Compensation
         Principal Position                                   Stock Options
                                                              Bonuses / Other
------------------------------------------------------------------------------------

         Imran Husain                       $      60,000     Stock Options    1,000,000(1)
         President, CEO and Director

         Samar Khan                         $      60,000     Stock Options    1,000,000(2)
         Secretary/Treasurer

         Reza Rahman                        $       -0-       Stock Options    -0-
         Director                           -------------
                                            $     120,000

         See audited and unaudited financial statements for fiscal year detail of executive compensation.

         The Company carries no officers and directors liability insurance, nor disability and life insurance benefits. The Company has historically reimbursed Messrs. Husain, Rahman and Mrs. Khan for quarterly private health insurance premiums and for expenses. All executive officers are currently covered by employment agreements. The Company does not maintain any pension plan, profit sharing plan or similar retirement or employee benefit plans.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to an Acquisition Agreement dated January 5, 1999, Bekam Investments, Ltd. ("Bekam") acquired 100% of the common shares of the Company at the time or 2,430,100 shares. Bekam subsequently spun off the Company by contributing the shares to the treasury of the Company. The Company then changed its name to Converge Global, Inc.

     On January 6, 1999, the Board of Directors approved the 1999 Incentive Stock Option Plan to certain employees and officers exercised within five (5) years from February 1, 1999, at a par value common stock price of $0.001 per share.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, $.001 par value per share, of which approximately 5,977,800 shares were outstanding as of August 8, 1999.



--------------------------------
          (1) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mr. Husain under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.


          (2) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mrs. Khan under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all shareholders. See "Principal Shareholders."

     Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         Shares of Common Stock are registered at the office of the Company and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The Company's transfer agent is Holladay Stock Transfer, Inc., 4350 East Camelback Road, Suite 100F, Phoenix, Arizona 85018.

PREFERRED STOCK

         The Company has a single common class of stock and there is no preferred class of stock at this time.

DISTRIBUTION OF ACQUISITION SHARES

         Pursuant to the Acquisition Agreement dated January 5, 1999, Bekam retired all the acquired shares, 2,430,000 shares, to the treasury of the Company.

WARRANTS AND OPTIONS

         WARRANTS

         The Company has no warrants issued and outstanding at this time.

         OPTIONS

         As of January 6, 1999 the Company implemented its 1999 Incentive and Non-Statutory Stock Option Plan which authorized 7,000,000 shares exercisable upon grant to beneficiary over a period of five (5) years, and no less than twenty percent (20%) shall be exercised annually. As of the date of this filing, there have been 2,000,000 options issued to two (2) employees.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

         A.       MARKET INFORMATION

                      MARKET FOR THE ISSUER'S COMMON STOCK
                               AND RELATED MATTERS

         Converge has a total authorized capitalization of 50,000,000 shares of a single class of common stock, par value $.001. As of the date hereof, the Company has approximately 5,977,800 total issued and outstanding shares. Management and insider holdings comprise approximately 32% of the total issued and outstanding; while the remainder is distributed amongst approximately 11 registered shareholders and 120 streetholders. The current actual public float is approximately 3,000,000 shares. The Company's common stock is presently held in client accounts and/or in "street name" by over 9 U.S. securities firms.

         The Company's common stock had been traded in the over-the-counter market since the January 5, 1999 acquisition with Converge and is quoted on the OTC Bulletin Board under the symbol CVRG.

         The following table sets forth the high and low bid prices for the Company's common stock as reported on the OTC Bulletin Board.

         The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

                                         Low                        High
                  Quarter ended          Bid                         Bid
                  -----------------------------------------------------------
                  February 1999                      5.25            5.25
                  March 1999                         5.5             5.5
                  April 1999                         4.75            4.75
                  May 1999                           4.875           4.875
                  June 1999                          2.875           2.875
                  July 1999                          2.125           2.125

         As of August 10, 1999 the bid price of the Company's common shares was $3.25 per share. As of August 9, 1999 there were approximately 11 registered and 120 street holders of record of the Company's common stock.

MARKET MAKERS

         Management understands that the following firms currently make a market for the Company's securities on the OTC Bulletin Board: Hill Thompson, Paragon, Sharpe and National.

                              TRADING SYMBOL: CVRG

         B.       HOLDERS

         As of August 9, 1999, there were approximately 11 holders of Company Common Stock, and 120 street holders of the Company stock, as reported by the Company's transfer agent.

SHAREHOLDER ACCOUNTS

         Although to date a small market cap and unregistered issue, the Company's stock is widely distributed. Converge stock is currently held in individual and institutional client names at 9 U.S. registered broker dealer firms. The Company understands that the following firms currently hold its common stock in registered client names, unregistered "street name" and/or client accounts.

         Bear Stearns & Co., Inc.
         Merrill Lynch
         The Depository Trust
         National Financial Services
         RBC Dominion Securities
         Solomon Smith Barney
         U.S. Clearing
         Yorktown Securities I
         Chase Manhattan Bank

         The Company's transfer is Holladay Stock Transfer, Inc., 4350 East Camelback Road, Suite 100F, Phoenix, Arizona 85018.

         C.       DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS

         To the best knowledge of management, there are no legal proceedings pending or threatened against the Company.

ITEM 3.           ACCOUNTANTS

         The Company has engaged Stonefield Josephson, Inc., 1620 26th Street, Suite 400-South, Santa Monica, California 90401 as its principal accountants as of April 30, 1999. The decision to engage Stonefield Josephson, Inc. was approved by the Board of Directors.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         The Company conducted an offering under Rule 504 of Regulation D of the Securities Act of 1933 in February 1999. Under this offering, the Company raised $25,000 from an investment group and issued 2,000,000 options to purchase shares of the Company's common stock at an exercise price of $0.10 per share. These options were exercised on March 30, 1999, May 7, 1997 and June 1999, raising $200,000 for the Company.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Utah Corporation Law and the Company's Certificate of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                   PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

Audited Consolidated Financial Statements for the Fiscal Years ended 1998 and
1997

Unaudited Consolidated Financial Statements for the Six Months Ended March 31, 1998 and March 31, 1997

                                   PART III

ITEM 1 AND
ITEM 2.           INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

EXHIBIT NO.       DOCUMENT DESCRIPTION

3.1            Certificate of Incorporation of Mormon Mint, Inc., a Utah corporation, dated October 4, 1985
3.2            Amendment to Articles of Incorporation with name change to Capital Placement Specialists, Inc., dated December 4, 1997
3.3            Amendment to Articles of Incorporation with name change to Converge Global, Inc., dated
               January 28, 1999
3.4            Bylaws of Converge Global, Inc., dated January 19, 1999
10.1           Sub-Lease Agreement, dated February 1, 1999 (to be filed by amendment)
10.2           Acquisition Agreement, dated January 5, 1999
10.3           Employment Agreement for Imran Husain dated February 1, 1999
10.4           Employment Agreement for Samar Khan dated February 1, 1999
10.5           1999 Incentive & Nonstatutory Stock Option Plan dated January 6, 1999

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CONVERGE GLOBAL, INC.

                                        By:
                                           -------------------------------------
                                           Imran Husain
                                        Its:  President, Chief Executive
                                              Officer, Director

SIGNATURE               TITLE                                             DATE

/s/ Imran Husain         President, Chief Executive Officer
------------------------ and Director                                August 9, 1999
Imran Husain



/s/ Samar Khan               Secretary and Treasurer                 August 9, 1999
-------------------------
Samar Khan



/s/ Reza Rahman          Director                                 August 9, 1999
-------------------
Reza Rahman

                   CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                      (A DEVELOPMENT STAGE ENTERPRISE)

                              (FORMERLY KNOWN AS
                    CAPITAL PLACEMENT SPECIALISTS, INC.)

                     CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED DECEMBER 31, 1998 AND 1997



                                    CONTENTS

                                                                         PAGE
                                                                         ----
INDEPENDENT AUDITORS' REPORT                                             F-1

CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets                                            F-2
  Consolidated Statements of Operations                                  F-3
  Consolidated Statements of Shareholder's Deficit                       F-4
  Consolidated Statements of Cash Flows                                  F-5-6
  Notes to Consolidated Financial Statements                             F-7-11

                        INDEPENDENT AUDITORS' REPORT



Board of Directors
Converge Global, Inc. and Subsidiaries
Santa Monica, California

We have audited the accompanying consolidated balance sheet of Converge Global, Inc. and Subsidiaries (a development stage enterprise) as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 1997 and for the year then ended, were audited by other auditors whose report dated July 9, 1999, included an explanatory paragraph which expressed substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Converge Global, Inc. and Subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses from operations, has negative cash flows from operations, and has a net capital deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
June 16, 1999

                    CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                       (A DEVELOPMENT STAGE ENTERPRISE)

                         CONSOLIDATED BALANCE SHEETS

                             ASSETS                           March 31,        March 31,      December 31,
                                                                1999             1998             1998
                                                                ----             ----             ----
                                                             (unaudited)      (unaudited)
CURRENT ASSETS -
  cash                                                        $   3,951       $       -       $       -

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation and amortization                                  12,083               -               -
                                                              ---------       ---------       ---------
                                                              $  16,034       $       -       $       -
                                                              ---------       ---------       ---------
                                                              ---------       ---------       ---------

           LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
 Accrued expenses                                             $  65,675       $       -       $       -
 Loan payable, related party                                     10,000               -               -
                                                              ---------       ---------       ---------
          Total current liabilities                              75,675               -               -
                                                              ---------       ---------       ---------

STOCKHOLDERS' DEFICIT:
 Common stock; $0.001 par value, 50,000,000 shares
  authorized, 5,518,100 and 2,340,100 shares issued
  and outstanding at March 31, 1999 and December 31,
  1998, respectively                                              5,518           2,340           2,340
  Additional paid-in capital                                    204,532         111,830         111,830
  Deficit accumulated during development stage                 (269,691)       (114,170)       (114,170)
                                                              ---------       ---------       ---------
          Total stockholders' deficit                           (59,641)              -               -
                                                              ---------       ---------       ---------
                                                              $  16,034       $       -       $       -
                                                              ---------       ---------       ---------
                                                              ---------       ---------       ---------

See accompanying independent auditors' report and notes to consolidated financial statements.

                   CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                      (A DEVELOPMENT STAGE ENTERPRISE)

                   CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                                     Period from
                                                                                                                     inception of
                                           Three months       Three months       Year ended       Year ended        operations on
                                              ended              ended          December 31,     December 31,    October 4, 1985 to
                                          March 31, 1999     March 31, 1998         1998             1997          March 31, 1999
                                          --------------     --------------         ----             ----          --------------
                                           (unaudited)        (unaudited)
REVENUES                                  $          -       $          -       $         -      $         -      $          -

COST OF REVENUES                                     -                  -                 -                -                 -
                                          ------------       ------------       -----------      -----------      ------------
GROSS PROFIT                                         -                  -                 -                -                 -

SELLING, GENERAL AND ADMINISTRATIVE            154,721                  -                 -           26,110           268,891
                                          ------------       ------------       -----------      -----------      ------------
LOSS BEFORE INCOME TAXES                      (154,721)                 -                 -          (26,110)         (268,891)

INCOME TAXES                                       800                  -                 -                -               800
                                          ------------       ------------       -----------      -----------      ------------
NET LOSS                                  $   (155,521)      $          -       $         -      $   (26,110)     $   (269,691)
                                          ------------       ------------       -----------      -----------      ------------
                                          ------------       ------------       -----------      -----------      ------------

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING -
    basic and diluted                        4,052,322          2,340,100         2,340,100        2,340,100                 -
                                          ------------       ------------       -----------      -----------      ------------
                                          ------------       ------------       -----------      -----------      ------------
NET LOSS PER SHARE -
  basic and diluted                       $      (0.04)      $          -       $         -      $     (0.01)     $          -
                                          ------------       ------------       -----------      -----------      ------------
                                          ------------       ------------       -----------      -----------      ------------

See accompanying independent auditors' report and notes to consolidated financial statements.

                   CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                      (A DEVELOPMENT STAGE ENTERPRISE)

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                               Deficit
                                                                                             accumulated
                                                      Common Stock             Additional       during            Total
                                                -----------------------          paid-in      development     stockholders'
                                                Shares            Amount         Capital         Stage           Deficit
                                                ------            ------       ----------    ------------     -------------
Balance at January 1, 1997                    20,790,000       $    20,790    $    67,270     $    (88,060)   $

Issuance of common stock in
  exchange for services received               2,611,000             2,611         23,499                          26,110

1 to 10 reverse stock split                  (21,060,900)          (21,061)        21,061

Net loss for the year
  ended December 31, 1997                                                                          (26,110)       (26,110)
                                             -----------       -----------    -----------     ------------    -----------

Balance at December 31, 1997                   2,340,100             2,340        111,830         (114,170)

Net loss for the year ended
  December 31, 1998
                                             -----------       -----------    -----------     ------------    -----------
Balance at December 31, 1998                   2,340,100             2,340        111,830         (114,170)

Issuance of common stock
  during private placement                     2,500,000             2,500         22,500                          25,000

Exercise of common stock
  options                                        600,000               600         59,400                          60,000

Capital contribution                                                               10,100                          10,100

Issuance of common stock in
  exchange for services received                  78,000                78            702                             780

Net loss for the three months
  ended March 31, 1999
  (unaudited)                                                                                     (155,521)      (155,521)
                                             -----------       -----------    -----------     ------------    -----------

Balance at March 31, 1999
  (unaudited)                                  5,518,100       $     5,518    $   204,532     $   (269,691)   $   (59,641)
                                             -----------       -----------    -----------     ------------    -----------
                                             -----------       -----------    -----------     ------------    -----------

See accompanying independent auditors' report and notes to consolidated financial statements.

                        CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                           (A DEVELOPMENT STAGE ENTERPRISE)

                         CONSOLIDATED STATEMENTS OF CASH FLOWS

                   INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                   Three months           Three months           Year ended
                                                                       ended                  ended             December 31,
                                                                  March 31, 1999         March 31, 1998             1998
                                                                  --------------         --------------         ------------
                                                                    (unaudited)            (unaudited)
CASH FLOWS PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES:
  Net loss                                                        $      (155,521)      $             -       $             -
                                                                  ---------------       ---------------       ---------------
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
  PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
      Depreciation and amortization                                           417                     -                     -
      Services in exchange for common stock                                   780                     -                     -

 CHANGES IN OPERATING LIABILITIES:
      Increase (decrease) in liabilities                                   65,675                     -                     -
                                                                  ---------------       ---------------       ---------------
          Total adjustments                                                66,872                     -                     -
                                                                  ---------------       ---------------       ---------------
          Net cash used for operating activities                          (88,649)                    -                     -
                                                                  ---------------       ---------------       ---------------
CASH FLOWS USED FOR INVESTING ACTIVITIES:
  payments to acquire property and equipment                              (12,500)                    -                     -
                                                                  ---------------       ---------------       ---------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from loan payable, related party                                10,000                     -                     -
  Proceeds from issuance of common stock and
    paid in capital                                                        95,100                     -                     -
                                                                  ---------------       ---------------       ---------------
          Net cash provided by financing activities                       105,100                     -                     -
                                                                  ---------------       ---------------       ---------------
NET INCREASE IN CASH                                                        3,951                     -                     -
CASH, beginning of period/year                                                  -                     -                     -

                                                                  ---------------       ---------------       ---------------
CASH, end of period/year                                          $         3,951       $             -       $             -
                                                                  ---------------       ---------------       ---------------
                                                                  ---------------       ---------------       ---------------

                                                                                            Period from
                                                                                           inception of
                                                                     Year ended            operations on
                                                                    December 31,        October 4, 1985 to
                                                                        1997              March 31, 1999
                                                                    ------------        ------------------
CASH FLOWS PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES:
  Net loss                                                         $     (26,110)         $    (269,691)
                                                                   -------------          -------------
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
  PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
      Depreciation and amortization                                            -                    417
      Services in exchange for common stock                               26,110                 26,890

 CHANGES IN OPERATING LIABILITIES:
      Increase (decrease) in liabilities                                       -                 65,675
                                                                   -------------          -------------
          Total adjustments                                               26,110                 92,982
                                                                   -------------          -------------
          Net cash used for operating activities                               -               (176,709)
                                                                   -------------          -------------
CASH FLOWS USED FOR INVESTING ACTIVITIES:
  payments to acquire property and equipment                                   -                (12,500)
                                                                   -------------          -------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from loan payable, related party                                    -                 10,000
  Proceeds from issuance of common stock and
    paid in capital                                                            -                183,160
                                                                   -------------          -------------
          Net cash provided by financing activities                            -                193,160
                                                                   -------------          -------------
NET INCREASE IN CASH                                                           -                  3,951
CASH, beginning of period/year                                                 -                      -

CASH, end of period/year                                           $           -          $       3,951
                                                                   -------------          -------------
                                                                   -------------          -------------


                              (Continued)

See accompanying independent auditors' report and notes to consolidated financial statements.

                                                                   Three months           Three months           Year ended
                                                                       ended                  ended             December 31,
                                                                  March 31, 1999         March 31, 1998             1998
                                                                  --------------         --------------         ------------
                                                                    (unaudited)            (unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    income taxes paid                                             $           800       $             -       $             -
                                                                  ---------------       ---------------       ---------------
                                                                  ---------------       ---------------       ---------------
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES -
    services rendered in exchange for
      common stock                                                $           780       $             -       $             -
                                                                  ---------------       ---------------       ---------------
                                                                  ---------------       ---------------       ---------------

                                                                                           Period from
                                                                                          inception of
                                                                    Year ended            operations on
                                                                   December 31,        October 4, 1985 to
                                                                       1997              March 31, 1999
                                                                   ------------        ------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    income taxes paid                                              $        -             $       800
                                                                   ----------             -----------
                                                                   ----------             -----------
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES -
    services rendered in exchange for
      common stock                                                 $   26,110             $    26,890
                                                                   ----------             -----------
                                                                   ----------             -----------


See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
             THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (UNAUDITED)

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        ORGANIZATION AND BASIS OF PRESENTATION:

               The Company was organized October 4, 1985, under the laws of the State of Utah, as Mormon Mint, Inc.

               On October 15, 1997, the Company reverse split its common stock 1:10, thus decreasing the number of outstanding common stock shares from 23,401,000 shares to 2,340,100 shares.

               On December 4, 1997, the Company changed its name from Mormon Mint, Inc. to Capital Placement Specialists, Inc.

               On January 5, 1999, all of the outstanding shares were purchased for $200,000 and accordingly, there was a change in control of the Company. Immediately following this transaction, the new stockholders changed its name from Capital Placement Specialists, Inc. to Converge Global, Inc.

        PRINCIPLES OF CONSOLIDATION:

               The accompanying financial statements include the accounts of Converge Global, Inc. (the "Parent"), and its subsidiaries, Gearz.com, Inc., a wholly owned subsidiary, and Liquidationbid.com, Inc., a 50% owned subsidiary, collectively "the Company." All significant intercompany accounts and transactions have been eliminated in consolidation.

        GOING CONCERN:

               The Company's consolidated financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. This factor raises substantial doubt about the Company's ability to continue as a going concern.

        BUSINESS ACTIVITY:

               The Company plans to provide in-depth and unique e-commerce solutions with specific emphasis on audio and video delivery over the Internet. The Company also plans to design and develop websites in exchange for fees from its customers.

See accompanying independent auditors' report.

        CASH:

               EQUIVALENTS

               For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

               CONCENTRATION

               The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

        USE OF ESTIMATES:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        PROPERTY AND EQUIPMENT:

               Property and equipment are valued at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

        INCOME TAXES:

               The Company uses the liability method of accounting for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes."

               Deferred income tax assets result from temporary differences when certain amounts are deducted for financial statement purposes and when they are deducted for income tax purposes.

               The principal temporary difference is the net operating loss carryforward, which were immaterial at December 31, 1998 and 1997, respectively. A deferred tax asset has been provided and is completely offset by a valuation allowance because its utilization does not appear to be reasonably assured.

See accompanying independent auditors' report.

               On January 5, 1999, there was a 100% change in the control and ownership of the Company. As a result of this change in control, there are significant limitations on the utilization of the net operating loss carryforwards through December 31, 1998. Federal net operating loss carryforward starts to expire on December 31, 2018 and California state net operating loss carryforward starts to expire on December 31, 2003.

        NET LOSS PER SHARE:

               The Company has adopted Statement of Financial Accounting Standard No. 128, Earnings per Share ("SFAS No. 128"), which is effective for annual and interim financial statements issued for periods ending after December 15, 1997. SFAS No. 128 was issued to simplify the standards for calculating earnings per share ("EPS") previously in APB No. 15, Earnings Per Share. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. The new rules also require dual presentation of basic and diluted EPS on the face of the statement of operations. Net loss per common share is computed based on the weighted average number of common shares outstanding. Common stock equivalents, consisting of outstanding common stock options, are not included since their effect would decrease loss per share.

        INTERIM FINANCIAL STATEMENTS (UNAUDITED):

               The accompanying unaudited condensed consolidated financial statements for the interim periods ended March 31, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

(2)     PROPERTY AND EQUIPMENT:

        A summary at March 31, 1999 is as follows:

               Computer equipment                             $       12,500
               Less accumulated depreciation                             417
                                                              --------------

                                                              $       12,083
                                                              --------------
                                                              --------------

        Depreciation expense for the three months ended March 31, 1999 amounted to $417. There were no property and equipment as of December 31, 1998 and 1997, and accordingly, there was no deprecation expense for the years ended December 31, 1998 and 1997.

See accompanying independent auditors' report.

(3)     ACCRUED EXPENSES:

        A summary at March 31, 1999 is as follows:

               Accrued payroll and related taxes                $       46,712
               Other overhead expenses                                   8,163
               Accrued rent                                              5,800
               Accrued legal                                             5,000
                                                                --------------

                                                                $       65,675
                                                                --------------
                                                                --------------

        There were no accrued expenses for the years ended December 31, 1998 and 1997.

(4)     STOCKHOLDERS' DEFICIT:

        PRIVATE PLACEMENT OFFERING

        The Company commenced a private placement offering under Regulation D, rule 504 of the Securities Act of 1933, up to the limit of $1,000,000. During January 1999, the Company raised $25,000 from the issuance of 2,500,000 shares of common stock to an investment group. The Company also granted 2,000,000 stock options to this investment group to purchase additional shares of common stock at an exercise price of $0.10 per share. During the three months ended March 31, 1999, 600,000 options were exercised for $60,000. As of June 16, 1999, 1,400,000 additional options were exercised for gross proceeds of $140,000.

        EMPLOYEE STOCK OPTION PLAN

        Effective January 6, 1999, the Company adopted a Stock Option Plan (the "Plan") for its directors, employees and consultants under which a maximum number of 7,000,000 options maybe granted to purchase common stock of the Company. The Compensation Committee of the Board of Directors administers the Plan, selects recipients to whom options are granted and determines the number of shares to be awarded. Options granted under the Plan are exercisable at a price determined by the Compensation Committee at the time of grant, but in no event less than fair market value.

        The number and weighted average exercise price of options granted for the three months ended March 31, 1999 are as follows:

                                                                         Weighted Average
                                                       Shares             Exercise Price
                                                       ------            ----------------
          Outstanding at beginning of year                     -             $       -
          Outstanding at end of period                         -                     -
          Exercisable at end of period                         -                     -
          Granted during period                        2,000,000                  .001
          Exercised during period                      2,000,000                  .001

See accompanying independent auditors' report.

        The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

        Proforma information regarding net income and earnings per share under the fair value method has not been presented as the amounts are immaterial.

(5)     RELATED PARTY TRANSACTION:

        Prior to January 5, 1999, the Company neither owned nor leased any real or personal property. Office services were provided without charge by a director. Such costs were immaterial to the financial statements and, accordingly, have not been reflected therein.

        Effective January 5, 1999, the Company rents office space and certain office equipment on a monthly basis from a related party through common ownership. Rent expense for the three months ended March 31, 1999 amounted to approximately $12,000.

        Effective February 1, 1999, the Company entered into a one-year employment agreement with two of its officers. Pursuant to this agreement, the Company will compensate each officer $5,000 per month. Adjustments for compensation and renewal of employment terms are subject to the Board of Directors approval.

See accompanying independent auditors' report.